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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF                     MAY                    , 20 04
                 -------------------------------------------     --

         PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

         JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F
FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):
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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                        PERUSAHAAN PERSEROAN (PERSERO)
                                        PT TELEKOMUNIKASI INDONESIA
                                        ----------------------------------------
                                                      (REGISTRANT)



DATE     MAY 27, 2004                   BY       /s/ ROCHIMAN SUKARNO
     --------------------                  -------------------------------------
                                                        (SIGNATURE)
                                                     ROCHIMAN SUKARNO
                                              HEAD OF INVESTOR RELATION UNIT
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                                  PRESS RELEASE
                            No.Tel.250/PR000/UHI/2004

                         TELKOM AUDIT STILL IN PROGRESS


JAKARTA, MAY 27 2004 - PT Telekomunikasi Indonesia, Tbk ("TELKOM") announced today that the Company's 2003 audited consolidated financial statements may not be available by June 8, 2004, which is the date by which Telkom is required to give notice of its 2004 Annual General Meeting of Shareholders. The completion of the audited consolidated financial statements is behind schedule due to, among other things, the limited time available for the audit as result of the delay in completing the 2002 re-audit (which was completed in February 2004).

TELKOM has been in discussions with the Jakarta Stock Exchange (the "JSX") and expects to submit a letter to the JSX requesting a waiver for the delay and the potential suspension and delisting from the JSX which would result from such delay.





ADEK JULIANWAR
Corporate Secretary


FOR FURTHER INFORMATION PLEASE CONTACT:


INVESTOR RELATIONS UNIT
Phone:   62-21-5215109
Fax:     62-21-5220500
E-mail:  investor@telkom.co.id
Website: www.telkom-indonesia.com